Filed by Keryx Biopharmaceuticals, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Corporations: Akebia Therapeutics, Inc. Commission File No.: 001-36352 Keryx Biopharmaceuticals, Inc. Commission File No.: 000-30929 Merger of Akebia Therapeutics, Inc. and Keryx Biopharmaceuticals, Inc. Creating a Fully Integrated Company Focused on the Development and Commercialization of Therapeutics for Patients with Kidney Disease June 28, 2018

Forward-Looking Statements These materials contain forward-looking statements within the meaning of the federal securities law. Such statements are based upon current plans, estimates and expectations that are subject to various risks and uncertainties. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “target,” “contemplate,” “estimate,” “predict,” “potential,” “opportunity” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding the expected timing of the closing of the merger; the ability of the parties to complete the merger considering the various closing conditions; the potential benefits of vadadustat; the timing of availability of top-line results from Akebia’s clinical trials of vadadustat; revenue growth; the expected benefits of the merger, such as efficiencies, the expected management team, cost savings, synergies, the ability to deliver value, the potential to maximize sales, the ability to build launch momentum for vadadustat in the U.S., enhanced revenues, growth potential, market profile, financial strength, and financial flexibility; the competitive ability and position of the combined company; the strategy of the combined company; the potential market opportunity of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from Akebia’s and Keryx’s plans, estimates or expectations could include, but are not limited to: (i) Akebia or Keryx may be unable to obtain stockholder approval as required for the merger; (ii) conditions to the closing of the merger may not be satisfied; (iii) the merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the merger on the ability of Akebia or Keryx to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Akebia or Keryx does business, or on Akebia’s or Keryx’s operating results and business generally; (v) Akebia’s or Keryx’s respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (vi) the outcome of any legal proceedings related to the merger; (vii) Akebia or Keryx may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; (x) the risk that Akebia or Keryx may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (xi) risks that the anticipated benefits of the merger or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, competitive and technological changes; (xiii) expectations for future clinical trials, the timing and potential outcomes of clinical studies and interactions with regulatory authorities; and (xiv) other risks to the consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Akebia and Keryx are set forth in their respective filings with the SEC, including each of Akebia’s and Keryx’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Item 1A of Akebia’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 under the heading “Risk Factors” and Item 1A of Keryx’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 under the heading “Risk Factors.” The risks and uncertainties described above and in Akebia’s most recent Quarterly Report on Form 10-Q and Keryx’s most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Akebia and Keryx and their respective businesses, including factors that potentially could materially affect their respective businesses, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Akebia and Keryx file from time to time with the SEC. The forward-looking statements in these materials speak only as of the date of these materials. Except as required by law, Akebia and Keryx assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

Additional Information About Akebia Therapeutics, Inc. Akebia Therapeutics, Inc. is a biopharmaceutical company headquartered in Cambridge, Massachusetts, focused on delivering innovative therapies to patients with kidney disease through hypoxia-inducible factor biology. For more information, please visit our website at www.akebia.com, which does not form a part of this release. About Keryx Biopharmaceuticals, Inc. Keryx Biopharmaceuticals, Inc., headquartered in Boston, Massachusetts, is focused on the development and commercialization of innovative medicines that provide unique and meaningful advantages to people with kidney disease. The Keryx team works with passion to advance the care of people with this complex disease. This dedication has resulted in two FDA-approved indications for Keryx’s first medicine, Auryxia (ferric citrate) tablets. For more information about Keryx, please visit www.keryx.com. Additional Information and Where to Find It In connection with the proposed merger, Akebia Therapeutics and Keryx Biopharmaceuticals plan to file with the SEC and mail or otherwise provide to their respective shareholders a joint proxy statement/prospectus regarding the proposed transaction. BEFORE MAKING ANY VOTING DECISION, AKEBIA’S AND KERYX’S RESPECTIVE shareholders ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF AKEBIA AND KERYX WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain a free copy of the joint proxy statement/prospectus and other documents containing important information about Akebia and Keryx, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Akebia and Keryx make available free of charge at www.akebia.com and www.keryx.com, respectively (in the “Investors” section), copies of materials they file with, or furnish to, the SEC. Participants in the Solicitation This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Akebia Therapeutics, Keryx Biopharmaceuticals and their respective directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the shareholders of Akebia and Keryx in connection with the proposed merger. Security holders may obtain information regarding the names, affiliations and interests of Akebia’s directors and officers in Akebia’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on March 12, 2018 and its definitive proxy statement for the 2018 annual meeting of shareholders, which was filed with the SEC on April 30, 2018. Security holders may obtain information regarding the names, affiliations and interests of Keryx’s directors and officers in Keryx’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on February 21, 2018, and the Amendment No. 1 on Form 10-K/A, which was filed with the SEC on April 30, 2018, and its definitive proxy statement for the 2018 annual meeting of shareholders, which was filed with the SEC on May 31, 2018. To the extent the holdings of Akebia’s securities by Akebia’s directors and executive officers or the holdings of Keryx securities by Keryx’s directors and executive officers have changed since the amounts set forth in Akebia’s or Keryx’s respective proxy statement for its 2018 annual meeting of shareholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such individuals in the proposed merger will be included in the joint proxy statement/prospectus relating to the proposed merger when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, Akebia’s website at www.akebia.com and Keryx’s website at www.keryx.com. 2

On Today’s Call Prepared Remarks: John P. Butler, President and Chief Executive Officer, Akebia Therapeutics Jodie Morrison, Interim Chief Executive Officer, Keryx Biopharmaceuticals Joining for Q&A Session: Jason A. Amello, Senior Vice President and Chief Financial Officer, Akebia Therapeutics Scott Holmes, Senior Vice President and Chief Financial Officer, Keryx Biopharmaceuticals 3

Fully Integrated, Kidney Disease Therapeutics Company Positioned to Deliver Substantial Value Long Term Establishes a Leading Renal Company with Enhanced Position and Large Market Opportunity Creates Potential for Accelerated Growth and Organizational Synergies Combines Experienced Renal Management Teams Strengthens Financial Profile Potential Cost Savings of >$250M to Be Realized Five Years Following Closing 4

Combination Highlights Terms Stock for stock merger Each share of Keryx will be converted into 0.37433 shares of Akebia Ownership Akebia shareholders to own 49.4% of the pro forma company and Keryx shareholders to own 50.6%, on a fully diluted basis Pro forma company has $453M of cash as of March 31, 2018 Cash Position The Baupost Group, Keryx’s largest shareholder, will convert its $165MM convertible bond prior to closing of the transaction CEO & CEO: John P. Butler Board of Directors Chairperson to be appointed by Keryx Closing Conditions Subject to approval of Akebia and Keryx shareholders Subject to other customary closing conditions The Baupost Group, holder of 21.4% of outstanding Keryx common stock Voting Agreements Muneer A. Satter, Chairperson of Akebia’s Board of Directors and holder of 5.3% of outstanding Akebia common stock Transaction Close Expected by the end of 2018 5

Creating a Leader in Kidney Disease Therapies

Akebia Therapeutics + Keryx Biopharmaceuticals, Inc

	Akebia	Keryx
Products/ Product Candidates	■ Vadadustat, an investigational, oral Phase 3 HIF-PHI[1] for anemia due to CKD[2]	■ Auryxia® approved in two CKD-related indications: iron deficiency anemia in NDD[3] patients and hyperphosphatemia in DD[4] patients
Capabilities	■ R&D infrastructure ■ Strong relationships with renal companies Otsuka, Mitsubishi Tanabe Pharma, Vifor Pharma	■ Commercial infrastructure focused on nephrology
Leadership	■ Experienced renal leadership team	■ Strong leaders with long-standing commercial relationships with nephrology community

- **Fully integrated**
- **Potential to maximize Auryxia sales**
- **Builds launch momentum for vadadustat in the U.S., subject to FDA approval**
- **Partner of choice for renal community**

1. Hypoxia Inducible Factor - Prolyl Hydroxylase Inhibitor
2. Chronic Kidney Disease
3. Non Dialysis Dependent
4. Dialysis Dependent

6
Akebia + KERYX

Renal Portfolio and Scale Create a Well-Positioned Renal Company The combined company will have significant financial strength and flexibility with a highly complementary nephrology portfolio Renal Competitive Landscape Fully Integrated Franchises Commercial Renal . S . U Development 0—$1B $1B—$10B $10B+ Market Capitalization 7

Auryxia is Approved in Two Indications in the U.S.: Iron Deficiency Anemia in Non-Dialysis & Hyperphosphatemia in Dialysis AURYXIA® (ferric citrate) tablets 1 2 AURYXIA is a phosphate binder indicated for the control of serum phosphorus levels in adult patients with chronic kidney disease on dialysis AND An iron replacement product indicated for the treatment of iron deficiency anemia in adult patients with chronic kidney disease not on dialysis 8

Increasing Prescription Demand for Auryxia 100000 Prescription Demand 90000 2018 Highlights: Awareness of IDA 80000 1H 2H indication is high 70000 Breadth and depth of prescribing continue to 60000 grow Scripts 50000 Increasing demand for of both indications drives # 40000 revenue growth 30000 20000 10000 0 2015 2016 2017 2018E Hyperphosphatemia Only 2 Indications as of 11/17 9

Vadadustat, an Investigational HIF-PHI, Represents an Innovative Potential Approach to Treatment of Anemia Due to CKD

- **iESAs*: standard of care for anemia due to CKD for over 20 years**
- **iESAs are associated with significant safety concerns**
  - **A proportion of NDD patients are not treated with iESAs due to safety and administration considerations[1]**
  - **DD patients rely on iESAs for treatment**

- **HIF-PHIs represent opportunity for a new class of treatment:**
  - **Have potential to be oral alternatives to iESAs**
  - **Rely on the same pathway the body uses to adapt to lower oxygen availability**
  - **Potential for a differentiated profile**

*Injectable erythropoiesis-stimulating agents

1. Thamer et. al. Am J Kidney Dis. 2014 Nov;64(5):706-13, Akebia market research

10

Akebia + KERYX

Vadadustat Avoided Supra-Physiological EPO Levels EPO vs. Time by Study Vadadustat (Oral) Darbepoetin Alfa (SC) Phase 1 Study in Healthy Volunteers1 PK-PD Model in CKD Patients2 Dashed line represents simulated EPO data 120 120 100 100 Darbepoetin alfa 0.45 mcg/kg (single dose, SC 80 80 administration) Vadadustat 500 mg/day Concentration (mIU/mL) 60 Concentration (mIU/mL) 60 EPO EPO 40 40 Median 20 Median 20 0 0 0 5 10 15 0 5 10 15 Days Days Not a head-to-head comparison Vadadustat is a Phase 3, investigational, oral HIF-PHI that is not approved by the FDA 1. Akebia Therapeutics, Inc. Data on File (2010). Data from Phase 1 study in healthy volunteers with vadadustat once daily dosing. Pre -dose EPO concentrations were evaluated on Days 1, 4, 7, 11, 15 and 22. Post-dose data to assess acute rise in EPO following vadadustat dosing was only completed on Day 1 and Day 7 (8 and 16 hours post-dose). Dashed line represents estimated EPO levels based on post-dose data from Day 1 and Day 7. 2. Doshi S et al. Journal of Clinical Pharmacology, 2010;50:75S-90S. Original figure redrawn to depict darbepoetin alfa serum concentration (ng/mL/(mcg/kg)) converted to mU/mL. Data from 6 clinical studies conducted with extensive PK sampling in CKD patients following subcutaneous (SC) administration of a single dose or first dose of a monthly dosing regimen ranging from 0.4-0.6mcg/kg, dose normalized to 0.45 mcg/kg. 11

Vadadustat Phase 3 Global Development Program

- Global, ~7,000 patients, active-controlled, open-label, non-inferiority, cardiovascular outcome studies ongoing
- Collaborations with Otsuka and Mitsubishi Tanabe

Non-Dialysis Dependent (NDD)		Dialysis Dependent (DD)	
PRO2TECT CORRECTION	PRO2TECT CONVERSION	INNO2VATE CORRECTION CONVERSION	INNO2VATE CONVERSION
Not ESA Treated	ESA Treated	New-Onset Dialysis*	ESA Treated
Vadadustat vs Darbepoetin Alfa	Vadadustat vs Darbepoetin Alfa	Vadadustat vs Darbepoetin Alfa	Vadadustat vs Darbepoetin Alfa

* ≤16 weeks of dialysis treatment, with or without prior ESA treatment

Primary Efficacy Endpoint: Change in hemoglobin (Hb) from baseline
Primary Safety Endpoint: Major Adverse Cardiovascular Events (MACE)

NDD	DD
Top-Line Results Expected Mid-2020, subject to MACE	Top-Line Results Expected Q4 2019 to Q1 2020, subject to MACE

12

Akebia + KERYX

~$4B Market[1] Today with Major Growth Opportunity Driven by Potential to Establish New Standard of Care in NDD

2.2M Patients under Nephrologist Care[2]


Dialysis
(500K)
Non-Dialysis
Dependent CKD (1.7M)
Patients

- Auryxia, Hyperphosphatemia in DD
- Auryxia, Iron Deficient Anemia in NDD
- Vadadustat, Anemia Due to CKD in DD & NDD, if approved by the FDA

- Only 16% of NDD patients are treated with ESAs[3]
- Less than 20% of NDD patients have an optimal response to OTC iron[3]

2-3x[4] Growth Potential in Anemia in NDD

1. Company reported US ESA sales 2017 based on SEC filings for each ESA company, EvaluatePharma reported phosphate binder sales in the US in 2017, and estimated iron sales related to CKD in the US based on EvaluatePharma
2. US Census Bureau 2017; NHANES 2009-2014
3. Spherix Global Insights – Real World Dynamix - Feb 2018
4. Akebia primary market research, internal analysis of chart-based nephrologists surveys (Decision Resources ChartTrends Renal Anemia in ND-CKD, 2014, Decision Resources ChartTrends Nephrology in Dialysis, 2015), and management assumptions

13

Akebia + KERYX

Potential to Deliver Innovative Therapies to Advance Care and Improve Outcomes for Kidney Disease Patients + Approved and Target Indications Iron deficiency anemia (NDD) – Auryxia Hyperphosphatemia (DD) – Auryxia The combined company will continue to identify, develop and commercialize new therapeutic options to address the needs of patients with kidney disease Anemia associated with CKD (DD&NDD) – Vadadustat In development, subject to FDA approval 14

Fully Integrated, Kidney Disease Therapeutics Company Positioned to Deliver Substantial Value Long Term Establishes a Leading Renal Company with Enhanced Position and Large Market Opportunity Creates Potential for Accelerated Growth and Organizational Synergies Combines Experienced Renal Management Teams Strengthens Financial Profile Potential Cost Savings of >$250M to be Realized Five Years Following Closing 15